240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Encana Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

292505104

(CUSIP Number)

November 5, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292505104

(1)	Names of reporting persons Point72 Asset Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 47,701,143 (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 47,701,143 (see Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 47,701,143 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0% (see Item 4)
(12)	Type of reporting person (see instructions) PN

CUSIP No. 292505104

(1)	Names of reporting persons Point72 Capital Advisors, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 47,701,143 (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 47,701,143 (see Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 47,701,143 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0% (see Item 4)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 292505104

(1)	Names of reporting persons Cubist Systematic Strategies, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 155,406 (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 155,406 (see Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 155,406 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 292505104

(1)	Names of reporting persons Steven A. Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 47,856,549 (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 47,856,549 (see Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 47,856,549 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.0% (see Item 4)
(12)	Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Encana Corporation

Item 1(b) Address of issuer’s principal executive offices:

1800 855 2nd Street SW, PO Box 2850, Calgary, AB, T2P 2S5, Canada

2(a) Name of person filing:

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of common shares, no par value (“Shares”), of the Issuer held by certain investment funds it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Shares held by certain investment funds managed by Point72 Asset Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to Shares held by certain investment funds it manages; and (iv) Steven A. Cohen (“Mr. Cohen”) with respect to Shares beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc. and Cubist Systematic Strategies.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.

2(c) Citizenship:

Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Common Shares, No Par Value

2(e) CUSIP Number:

292505104

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on November 6, 2018:

1. Point72 Asset Management, L.P.

(a) Amount beneficially owned: 47,701,143

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 47,701,143

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 47,701,143

2. Point72 Capital Advisors, Inc.

(a) Amount beneficially owned: 47,701,143

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 47,701,143

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 47,701,143

3. Cubist Systematic Strategies, LLC

(a) Amount beneficially owned: 155,406

(b) Percent of class: <0.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 155,406

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 155,406

4. Steven A. Cohen

(a) Amount beneficially owned: 47,856,549

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 47,856,549

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 47,856,549

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc. and Cubist Systematic Strategies. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 47,701,143 Shares (constituting approximately 5.0% of the Shares outstanding) and (ii) Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 155,406 Shares (constituting less than 0.1% of the Shares outstanding). Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control

Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2018

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: November 7, 2018

POINT72 ASSET MANAGEMENT, L.P.

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person